UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2026

Jack Weingart
Chief Executive Officer
TPG Private Equity Opportunities, L.P.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

Re: TPG Private Equity Opportunities, L.P.
Registration Statement on Form 10-12G
Filed December 30, 2024
File No. 000-56717

Dear Jack Weingart:

We have completed our review of your filing, including your response to prior comment 8. While we do not necessarily agree with your analysis or conclusion regarding that comment, we have no further comment at this time. Please note that the company and its management remain responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, or actions by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Benjamin Wells